Exhibit 21

SUBSIDIARIES OF AGILYSYS, INC.

State or
jurisdiction of
organization or
Subsidiaries of Agilysys, Inc.	incorporation

Agilysys, Inc.	Ohio
Agilysys Canada Inc.	Ontario
Agilysys NV, LLC	Delaware
Aprisa Holdings, LLC	Delaware
Aprisa, Inc.	Delaware
Agilysys CH Limited	Hong Kong
Agilysys Information Services Company Limited	China
Agilysys HK Limited	Hong Kong
Agilysys MC Limited	Macau
Agilysys (Europe) Limited	England and Wales
Agilysys NJ, Inc.	New Jersey